December 10, 2008

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549-7010

Re:	Rockies Region 2007 Limited Partnership
Amendment No. 2 to Registration Statement on Form 10
Filed November 14, 2008
Amendment No. 1 to Quarterly Report on Form 10-Q
 for the Quarter Ended June 30, 2008
Filed November 14, 2008
File No. 0-53201
SEC Letter of Comments Dated November 25, 2008

Dear Mr. Schwall,

This letter is our response to the comment letter received from the Staff of the Securities and Exchange Commission, dated November 25, 2008 in reference to Amendment No. 2 to Registration Statement on Form 10 & Amendment No. 1 to Quarterly Report on File 10-Q for the Quarter Ended June 30, 2008, File No. 0-53201, filed on November 14, 2008 by Rockies Region 2007 Limited Partnership (Partnership).

This transmittal letter keys our response to your letter and particular places in the amendments reflecting the revisions.  For the convenience of the Staff, each of the comments from the November 25, 2008 comment letter is restated in italics prior to the response.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

General

1.	Please note that we will respond to your amended request for confidential treatment for certain exhibits under separate cover.

Response:  We note your comment and confirm that we have received your response to our amended request for confidential treatment for certain exhibits.  We will provide our response in a separate letter.

Amendment No. 2 to Registration Statement on Form 10

2.
We note your response to our prior comment 3 and your amended disclosure in Note 9 to your financial statements.  Tell us where you have amended your Form 10 to reflect the reserves from the anticipated Codell recompletions as proved undeveloped reserves as opposed to proved developed for the periods ended December 31, 2007 and March 31, 2008.  Further, tell us and quantify how you concluded that the change in the classification of reserves did not impact your depreciation, depletion and amortization for the respective periods.  In addition, please revise your tabular presentation to present your proved developed reserves under the correct column heading by period end date.

Response:  We note your comments and are providing the following explanation as requested after discussions with Chris White on December 5, 2008.

(1)	We amended Footnote 9 – Supplemental Reserve Information and Standardized Measure of Discounted Future Net Cash Flow and Changes Therein Relating to Proved Oil and Gas Reserves (Unaudited) as follows:

•	We deleted the second to last sentence of the first paragraph since the reserves relating to the future recompletions of the Codell formation are no longer classified as proved developed reserves.

•
We deleted the word “developed” in the tables for both Oil and Gas since this table no longer includes just proved developed due to the reclassification of the reserves relating to the future recompletions of the Codell formation as proved undeveloped.

•	We added an additional table setting forth only Proved Developed Reserves as of December 31, 2007 and March 31, 2008.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

(2)	The change in classification of reserves did not impact our depreciation, depletion and amortization (DD&A) for the following reasons:

•
Since they require significant additional cost to develop, the reserves relating to the future recompletion of the Codell formation were classified as Proved Developed Non-Producing and had been excluded from the DD&A calculation in accordance with generally accepted accounting principles.  Financial Accounting Standard No. 19 – Financial Accounting and Reporting by Oil and Gas Producing Companies (FASB-19) paragraph 35 states “It will be necessary to exclude, in computing the amortization rate, those proved developed reserves that will be produced only after significant additional development cost are incurred, such as for improved recovery system.”

•
The costs of developing these additional reserves was not included in the DD&A calculation since FASB-19 paragraph 35 states “However, in no case should future development cost be anticipated in computing the amortization rate.”

•	Note that these additional reserves were used in amortizing lease cost.

(3)
We understand the tabular presentation of proved developed reserves was confusing since this table was in the reverse order from the proved reserve tables for oil and gas.  As discussed with Chris White, we will revise our presentation in future filing to show proved developed reserves in the same tabular presentation format as proved reserves.

Amendment No. 1 to Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2008

Exhibit

3.
We note that you omitted the certification of the chief financial officer of your managing general partner that is required by Item 601(b)(32) of Regulation S-K.  Please file a full amendment to your quarterly report to include the omitted certification..

Response:  We note your comment and we are filing a full Amendment No. 2 to our Amendment No. 1 to quarterly report on Form 10Q for the quarter ended June 30, 2008 including all required certifications.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

If you would like to further discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please telephone me at (304) 808-6255.  Additionally, in my absence, you may contact David McHenry, Director of Partnerships, at (304) 808-6325.

Respectfully submitted,

Darwin L. Stump
Chief Accounting Officer Petroleum Development Corporation, Managing General Partner of the Registrant